UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(AMENDMENT No. )

———————

Healthcare Business Resources Inc.
(Name of Issuer)

Common Stock, par value of $0.001 per share

 (Title of Class of Securities)

42240P 106

(CUSIP Number)

———————

Drew D. Hall

FEU Collapse, LLC

983 N Berra Blvd

Tooele, Utah 84074

Telephone: 435-830-6979

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

———————

Copy to:

David M. Bovi, Esq.

David M. Bovi, P.A.

2855 PGA Blvd., Suite 150

Palm Beach Gardens, FL 33410

(561) 655-0665

———————

December 20, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Drew D. Hall(1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURES OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 222,521,528
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 222,521,528

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 222,521,528
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.1%(2)
14	TYPE OF REPORTING PERSON IN

1.

Includes 9,933,997 shares of common stock owned by Drew Hall and Theresa Hall and 212,587,532 shares of common stock owned by FEU Collapse, LLC. Drew Hall is the Managing Member of FEU Collapse, LLC and has sole voting and investment power over these securities.

2.	Based upon 1,054,150,000 shares of common stock outstanding as reported by the Issuer on its Definitive 14C filed with the Securities and Exchange Commission on February 5, 2024

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1	NAME OF REPORTING PERSONS FEU Collapse, LLC(1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURES OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Utah

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 212,587,532
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 212,587,532

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 212,587,532
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.2%(2)
14	TYPE OF REPORTING PERSON OO

1.	Includes 212,587,532 shares of common stock owned by FEU Collapse, LLC. Drew Hall is the Managing Member of FEU Collapse, LLC and has sole voting and investment power over these securities.
2.	Based upon 1,054,150,000 shares of common stock outstanding as reported by the Issuer on its Definitive 14C filed with the Securities and Exchange Commission on February 5, 2024.

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ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D relates to the common stock, par value $0.001 per share (the “Issuer Common Stock”), of Healthcare Business Resources Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1983 N Berra Blvd, Tooele, Utah 84074.

ITEM 2. IDENTITY AND BACKGROUND

(a), (f) This statement is being filed by:

(i) Drew D. Hall, a U.S. citizen; and

(ii) FEU Collapse, LLC, a Utah limited liability company (“FEU Collapse”).

(b) The address of the principal business and principal office of Mr. Hall and FEU Collapse is 1983 N Berra Blvd, Tooele, Utah 84074.

(c) (i) Mr. Hall is Chief Executive Officer, Chief Financial Officer, and sole Director of the Issuer.

(ii) The principal business of FEU Collapse is a holding company. Mr. Hall is the Managing Member of FEU Collapse and has sole voting and investment power over these securities. As a result of the foregoing, Mr. Hall is also considered beneficial owner of the securities owned by FEU Collapse. Mr. Hall disclaims beneficial ownership of the securities except to the extent of any pecuniary interest therein.

(d) During the last five years, neither Mr. Hall nor FEU Collapse, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither Mr. Hall nor, FEU Collapse, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On October 18, 2023, the Issuer entered into a Share Exchange Agreement (“Share Exchange Agreement”) with GenFlat, Inc. (“GenFlat”), a Delaware corporation, and GenFlat shareholders.  Each of Mr. Hall (and his wife, Theresa Hall) and FEU Collapse, among others, was a GenFlat shareholder. The Share Exchange Agreement closed on December 20, 2023. Pursuant to the Share Exchange Agreement, 9,933,997 newly issued shares of Issuer common stock were issued to Drew Hall and Theresa Hall and 212,587,532 newly issued shares of Issuer common stock was issued to FEU Collapse.

The description of the Share Exchange Agreement contained herein does not purport to be complete and is qualified in its entirety by reference to the full text of the Share Exchange Agreement, a copy of which is attached as an exhibit hereto and is incorporated herein by reference.

ITEM 4. PURPOSE OF TRANSACTION.

The description in Item 3 is incorporated herein by reference to answer this Item 4.

At the date of this statement, except as set forth in this statement, neither Mr. Hall nor, FEU Collapse, have any plans or proposals which would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; except that either Mr. Hall or, FEU Collapse may, depending upon prevailing market prices or conditions, decide to increase or decrease their position in the Issuer through open market or privately negotiated transactions with third parties;

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(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

The following corporate action is described in the Definitive 14C filed with the Securities and Exchange Commission on February 5, 2024:

(i)

The amendment to the First Article of the Issuer’s Certificate of Incorporation (the “Certificate of Incorporation”) to change the Company’s name from Healthcare Business Resources Inc. to GenFlat Holdings, Inc. (the “Name Change”).

(ii)

The amendment to the Fourth Article of the Certificate of Incorporation to authorize, but not require, the Issuer’s board of directors to effect a reverse split of Issuer common stock at a ratio of one-for-one hundred (1:100) (the “Reverse Split”) at any time prior to the date on which the Issuer’s 2024 annual meeting of stockholders is held, at the sole discretion of the Issuer’s board of directors. The par value of the Issuer’s common stock will remain $0.001 per share. The number of authorized shares of common stock after the Reverse Split will be fixed at twenty-five million (25,000,000) shares of common stock. A copy of the Certificate of Amendment to the Certificate of Incorporation (the “Certificate of Amendment”) reflecting the Name Change and the Reverse Split is attached as an appendix to the Definitive 14C, which is filed as an exhibit hereto.

(iii)

The amendment (the “2020 Plan Amendment”) to the Isuers’s 2020 Equity Incentive Plan (the “2020 Plan”) to increase the number of shares of common stock reserved pursuant to the Issuer’s 2020 Plan from 80,000 to 1,500,000 shares of common stock, after giving effect to the Reverse split. A copy of the 2020 Plan Amendment to the 2020 Plan is attached as an appendix to the Definitive 14C, which is filed as an exhibit hereto.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) As a result of the Share Exchange Agreement and the transactions contemplated thereby, (i) 9,933,997 newly issued shares of Issuer common stock were issued to Drew Hall and Theresa Hall, which constitutes approximately 0.95%  of the issued and outstanding shares of Issuer common stock; and (ii) 212,587,532 newly issued shares of Issuer common stock were issued FEU Collapse, which constitutes approximately 20.16%  of the issued and outstanding shares of Issuer common stock, based upon 1,054,150,000 shares of common stock outstanding as reported by the Issuer on its Definitive 14C filed with the Securities and Exchange Commission on February 5, 2024.

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(b) Drew Hall and Theresa Hall have shared voting and investment power over the 9,933,997 shares of Issuer common stock owned by them. Mr. Hall is the Managing Member of FEU Collapse, as a result, Mr. Hall is also considered beneficial owner of the 212,587,532 shares of Issuer common stock owned by FEU Collapse.

(c) Other than the Share Exchange Agreement and the transactions contemplated thereby, neither Drew Hall and Theresa Hall, nor FEU Collapse, has effected any transaction in the Issuer Common Stock during the past 60 days.

(d) Other than Drew Hall and Theresa Hall or FEU Collapse, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in Items 3, 4 and 5, which descriptions are incorporated herein by reference in answer to this Item 6, and the agreements incorporated therein by reference and set forth as exhibits hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Mr. Hall or, FEU Collapse, and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Act.*

Exhibit 2.	Share Exchange Agreement dated October 18, 2023 (Incorporated by reference to Company’s Form 8-K filed on 10/23/2023).

Exhibit 3.	Definitive 14C filed with the Securities and Exchange Commission on February 5, 2024.

* Filed herewith.

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SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2024

/s/ Drew D. Hall
Name: Drew D. Hall

FEU Collapse, LLC

By:	/s/ Drew D. Hall
Drew D. Hall,
Managing Member

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